UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 2) *

ProQR Therapeutics N.V.

(Name of Issuer)

Ordinary shares, nominal value €0.04 per share

(Title of Class of Securities)

N71542109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N71542109	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Sofinnova Capital VII FCPR (“SC VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,625,925 shares, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VII, may be deemed to have sole or shared power to vote these shares, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”) and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
	7

SOLE DISPOSITIVE POWER

3,625,925 shares, except that SP SAS, the management company of SC VII, may be deemed to have sole or shared power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,925 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. N71542109	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Sofinnova Partners SAS (“SP SAS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,625,925 shares, except that SC VII, the holder of these shares, may be deemed to have sole or shared power to vote these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	6	SHARED VOTING POWER See row 5.
	7

SOLE DISPOSITIVE POWER

3,625,925 shares, except that SC VII, the holder of these shares, may be deemed to have sole or shared power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,925 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. N71542109	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Denis Lucquin (“Lucquin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
	6

SHARED VOTING POWER

3,625,925 shares that are owned by SC VII. Lucquin may be deemed to have shared power to vote these shares in his capacity as a managing partner of SP SAS, the management company of SC VII.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

3,625,925 shares that are owned by SC VII. Lucquin may be deemed to have shared power to dispose of these shares in his capacity as a managing partner of SP SAS, the management company of SC VII.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,925 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. N71542109	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Antoine Papiernik (“Papiernik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
	6

SHARED VOTING POWER

3,625,925 shares that are owned by SC VII. Papiernik may be deemed to have shared power to vote these shares in his capacity as a managing partner of SP SAS, the management company of SC VII.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

3,625,925 shares that are owned by SC VII. Papiernik may be deemed to have shared power to dispose of these shares in his capacity as a managing partner of SP SAS, the management company of SC VII.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,925 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. N71542109	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Henrijette Richter (“Richter”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Danish Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
	6

SHARED VOTING POWER

3,625,925 shares that are owned by SC VII. Richter may be deemed to have shared power to vote these shares in her capacity as a managing partner of SP SAS, the management company of SC VII.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

3,625,925 shares that are owned by SC VII. Richter may be deemed to have shared power to dispose of these shares in her capacity as a managing partner of SP SAS, the management company of SC VII.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,925 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. N71542109	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Monique Saulnier (“Saulnier”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
	6

SHARED VOTING POWER

3,625,925 shares that are owned by SC VII. Saulnier may be deemed to have shared power to vote these shares in her capacity as a managing partner of SP SAS, the management company of SC VII.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

3,625,925 shares that are owned by SC VII. Saulnier may be deemed to have shared power to dispose of these shares in her capacity as a managing partner of SP SAS, the management company of SC VII.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,925 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. N71542109	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Graziano Seghezzi (“Seghezzi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
	6

SHARED VOTING POWER

3,625,925 shares that are owned by SC VII. Seghezzi may be deemed to have shared power to vote these shares in his capacity as a managing partner of SP SAS, the management company of SC VII.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

3,625,925 shares that are owned by SC VII. Seghezzi may be deemed to have shared power to dispose of these shares in his capacity as a managing partner of SP SAS, the management company of SC VII.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,925 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. N71542109	Page 9 of 12 Pages

Item 1 (a).           Name of Issuer:          ProQR Therapeutics N.V.

Item 1 (b).           Address of Issuer’s Principal Executive Offices: Zernikedreef 9, 2333 CK Leiden, The Netherlands.

Item 2 (a).           Name of Person Filing: The persons and entities filing this Schedule 13G are Sofinnova Capital VII FCPR (“SC VII”), Sofinnova Partners SAS (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”) and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS (together with SC VII and SP SAS, the “Filing Persons”). SP SAS is the management company of SC VII.

Item 2 (b).           Address of Principal Business Office or, if none, Residence: The address of the principal place of business for each of the Filing Persons is Sofinnova Partners SAS, Immeuble le Centorial, 16-18 rue du Quatre-Septembre, 75002 Paris, France.

Item 2 (c).           Citizenship: SC VII is a French FCPR. SP SAS is a French Corporation. Lucquin, Papiernik and Saulnier are French citizens. Richter is a Danish citizen. Seghezzi is an Italian citizen.

Item 2 (d).	Title of Class of Securities: Ordinary shares, nominal value €0.04 per share.

Item 2 (e).	CUSIP Number: N71542109

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

CUSIP NO. N71542109	Page 10 of 12 Pages

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 of the cover page for each of the Filing Persons. Each Filing Person disclaims beneficial ownership with respect to these shares except to the extent of such Filing Person’s pecuniary interest therein.

(b)	Percent of class: See Row 10 of the cover page for each of the Filing Persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.
(ii)	Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.
(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. N71542109	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

SOFINNOVA CAPITAL VII FCPR

By:	SOFINNOVA PARTNERS SAS		/s/ Denis Lucquin
Its:	Management Company		Denis Lucquin

By:	/s/ Monique Saulnier		/s/ Antoine Papiernik
	Name:	Monique Saulnier	Antoine Papiernik
	Title:	Managing Partner
/s/ Henrijette Richter
SOFINNOVA PARTNERS SAS			Henrijette Richter

By:	/s/ Monique Saulnier		/s/ Monique Saulnier
	Name:	Monique Saulnier	Monique Saulnier
	Title:	Managing Partner

/s/ Graziano Seghezzi
Graziano Seghezzi

CUSIP NO. N71542109	Page 12 of 12 Pages

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of ProQR Therapeutics N.V. and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2018.

SOFINNOVA CAPITAL VII FCPR

By:	SOFINNOVA PARTNERS SAS		/s/ Denis Lucquin
Its:	Management Company		Denis Lucquin

By:	/s/ Monique Saulnier		/s/ Antoine Papiernik
	Name:	Monique Saulnier	Antoine Papiernik
	Title:	Managing Partner
/s/ Henrijette Richter
SOFINNOVA PARTNERS SAS			Henrijette Richter

By:	/s/ Monique Saulnier		/s/ Monique Saulnier
	Name:	Monique Saulnier	Monique Saulnier
	Title:	Managing Partner

/s/ Graziano Seghezzi
Graziano Seghezzi